As filed with the Securities and Exchange Commission on July 12, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GLADSTONE COMMERCIAL CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
376536 10 8
(CUSIP Number of Class of Securities)
DAVID GLADSTONE
CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
GLADSTONE COMMERCIAL CORPORATION.
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
TELEPHONE: (703) 287-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies to:
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$1,012,973.00	$108.39
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 771,028 shares of Common Stock of Gladstone Commercial Corporation having an aggregate value of $1,012,973.00 as of July 7, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares issuable upon exercise of outstanding options on July 11, 2006.

**	$107.00 per million dollars of the transaction value, pursuant to the Securities Exchange Act of 1934, as amended.
☐ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	Not applicable	FILING PARTY: Not applicable.

FORM OR REGISTRATION NO.:	Not applicable	DATE FILED: Not applicable.
☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth in the Offer to Amend Options, dated July 12, 2006 (the “Offer to Amend Options”), attached hereto as Exhibit 99.(a)(1)(A), and the Summary of Terms of the Offer to Amend Options (the “Summary of Terms”), attached hereto as Exhibit 99.(a)(1)(c), and incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is Gladstone Commercial Corporation, a Maryland corporation (the “Company”), the address of its principal executive office is 1521 Westbranch Drive, Suite 200, McLean, Virginia 22102 and the telephone number of its principal executive office is (703) 287-5800. The information set forth in the Offer to Amend Options under Section 14 (“Information About Gladstone Commercial Corporation”) is incorporated herein by reference.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend the terms of all outstanding stock options (the “Options”) currently outstanding under the Company’s 2003 Equity Incentive Plan, as amended (the “Stock Option Plan”), to accelerate the expiration date of the Options to December 31, 2006, upon the terms and subject to the conditions set forth in the Offer to Amend Options. The number of             shares of Common Stock subject to the Options is 771,028, as set forth in detail in the Offer to Amend Options under Section 1 (“Amendment of Options; Expiration Date”), Section 8 (“Terms of 2003 Equity Incentive Plan; Options for Liquidity”), and the information set forth in the Summary of Terms, all of which are incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offer to Amend Options under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Amend Options under Section 1 (“Amendment of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Amendment”), Section 6 (“Conditions of the Offer”), Section 8 (“Terms of 2003 Equity Incentive Plan; Options for Liquidity”), Section 9 (“Accounting Consequences of the Offer”), Section 10 (“Legal Matters; Regulatory Approvals”), Section 11 (“Material U.S. Federal Income Tax Consequences”), Section 12 (“Extension of Offer; Termination; Amendment”) and the information set forth in the Summary of Terms is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Amend Options under Section 1 (“Amendment of Options; Expiration Date”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Amend Options under Section 8 (“Terms of 2003 Equity Incentive Plan; Options for Liquidity”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offer to Amend Options under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Amend Options under Section 5 (“Acceptance of Options for Amendment”) and Section 9 (“Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Amend Options under Section 2 (“Purpose of the Offer”), Section 8 (“Terms of 2003 Equity Incentive Plan; Options for Liquidity”), Section 15 (“Risk Factors”) and the information set forth in the Summary of Terms is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. Not applicable.
(b) Conditions. The information set forth in the Offer to Amend Options under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.
(a) Securities Ownership. Not applicable.
(b) Securities Transactions. The information set forth in the Offer to Amend Options under Section 8 (“Terms of 2003 Equity Incentive Plan; Options for Liquidity”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of Part II of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (filed on February 28, 2006) and Item 1 (“Financial Statements (Unaudited)”) of Part I of the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2006 (filed May 2, 2006) are incorporated herein by reference. The information set forth in the Offer to Amend Options under Section 14 (“Information About Gladstone Commercial Corporation”) and Section 16 (“Additional Information”) is incorporated herein by reference.
(b) Pro Forma Financial Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Amend Options under Section 10 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information. The entire text of the Offer to Amend Options and the related Electronic Letter of Transmittal are incorporated herein by reference.
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Amend Options, dated July 12, 2006.

99.(a)(1)(B)	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	Summary of Terms of Offer to Amend Options.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

EXHIBIT
NUMBER	DESCRIPTION
99.(a)(1)(G)	Form of Confirmation of Amendment of Options.

99.(a)(1)(H)	Form of Electronic Communication — Reminder.

99.(a)(1)(I)	Press Release, dated July 12, 2006, entitled “Gladstone Commercial Corporation Announces Offer to Amend Stock Options.”

99.(a)(1)(J)	Gladstone Commercial Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006 and incorporated herein by reference.

99.(a)(1)(K)	Gladstone Commercial Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 2, 2006, and incorporated herein by reference.

99.(a)(1)(L)	Gladstone Commercial Corporation Current Report on Form 8-K dated January 18, 2006, filed with the Securities and Exchange Commission on January 19, 2006, and incorporated herein by reference.

99.(a)(1)(M)	Gladstone Commercial Corporation Current Report on Form 8-K dated January 26, 2006, filed with the Securities and Exchange Commission on February 1, 2006, and incorporated herein by reference.

99.(a)(1)(N)	Gladstone Commercial Corporation Current Report on Form 8-K dated February 21, 2006, filed with the Securities and Exchange Commission on December 16, 2005, and amended on February 24, 2006, and incorporated herein by reference.

99.(a)(1)(O)	Gladstone Commercial Corporation Current Report on Form 8-K dated March 17, 2006, filed with the Securities and Exchange Commission on March 22, 2006, and incorporated herein by reference.

99.(a)(1)(P)	Gladstone Commercial Corporation Current Report on Form 8-K dated June 29, 2006, filed with the Securities and Exchange Commission on June 30, 2006, and incorporated herein by reference.

99.(a)(1)(Q)	Definitive Schedule 14A relating to the Gladstone Commercial Corporation 2006 Annual Meeting of Stockholders held on May 24, 2006, filed with the Securities and Exchange Commission on March 24, 2006, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)	2003 Equity Incentive Plan, as amended, filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (333-106024) filed on July 22, 2003, and incorporated herein by reference.

99.(d)(2)	Amendment No. 2 to the 2003 Equity Incentive Plan, as amended, filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 10-K (File No. 000-50363) filed on March 8, 2005, and incorporated herein by reference.

99.(g)	Not applicable.

99.(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 12, 2006

GLADSTONE COMMERCIAL CORPORATION

By:	/s/ David Gladstone

Name: David Gladstone Title: Chief Executive Officer and Chairman of the Board

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